Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY

Barrick Gold Corporation (“Barrick”) Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE

May 24, 2011

ITEM 3:	NEWS RELEASE

A press release was issued by Barrick on May 24, 2011 and a copy of the press release is attached hereto.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On May 24, 2011, Barrick and its wholly-owned subsidiary, Barrick North America Finance LLC (“BNAF”), announced the pricing of US$4.0 billion in debt securities comprised of US$700 million of 1.75% notes due 2014 (the “2014 Notes”) and US$1.1 billion of 2.90% notes due 2016 (the “2016 Notes”) of Barrick as well as US$1.35 billion of 4.40% notes due 2021 (the “2021 Notes”) and US$850 million of 5.70% notes due 2041 (the “2041 Notes”) of BNAF. The 2021 Notes and the 2041 Notes of BNAF will be guaranteed by Barrick. The offering is expected to close on or about June 1, 2011.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

On May 24, 2011, Barrick and its wholly-owned subsidiary, BNAF, announced the pricing of US$4.0 billion in debt securities comprised of US$700 million of 2014 Notes and US$1.1 billion of 2016 Notes of Barrick as well as US$1.35 billion of 2021 Notes and US$850 million of 2041 Notes of BNAF. The 2021 Notes and the 2041 Notes of BNAF will be guaranteed by Barrick. The offering is expected to close on or about June 1, 2011.

The net proceeds of the offering will be advanced to wholly-owned subsidiaries in the Barrick group and will be used to finance a portion of the acquisition of Equinox Minerals Limited (“Equinox”), including the payment of related fees and expenses. Alternatively, in the case of the 2014 Notes, all or a portion of the proceeds may be used for general corporate purposes. In the case of the 2016 Notes, the 2021 Notes and the 2041 Notes, Barrick and BNAF, as applicable, will be obligated to redeem such notes at a redemption price equal to 101% of their principal amount plus accrued and unpaid interest to, but not including, the date of redemption, if Barrick does not take up or otherwise acquire at least a majority of the outstanding Equinox common shares on or prior to January 24, 2012, or if, prior to such date, Barrick does not proceed with the acquisition of Equinox and has not taken up or otherwise acquired at least a majority of the Equinox common shares.

See the news release attached hereto as Schedule A for a full description of the material change.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) OR (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Sybil E. Veenman Senior Vice President and General Counsel

ITEM 9:	DATE OF REPORT

May 30, 2011

Dated at Toronto, Ontario this 30th day of May, 2011.

By:	(Signed) Sybil E. Veenman
Sybil E. Veenman Senior Vice President and General Counsel

SCHEDULE A

PRESS RELEASE – MAY 24, 2011

All amounts expressed in US dollars unless otherwise indicated

Barrick Announces Pricing of $4.0 Billion Offering of Debt Securities

Barrick Gold Corporation (NYSE:ABX) (TSX:ABX) (“Barrick”) and its wholly owned subsidiary, Barrick North America Finance LLC (“BNAF”), announced today the pricing of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 (the “2014 Notes”) and $1.1 billion of 2.90% notes due 2016 of Barrick as well as $1.35 billion of 4.40% notes due 2021 (the “2021 Notes”) and $850 million of 5.70% notes due 2041 (the “2041 Notes”) of BNAF. The 2021 Notes and the 2041 Notes of BNAF will be guaranteed by Barrick. The offering is expected to close on or about June 1, 2011.

The net proceeds from this offering will be advanced to wholly-owned subsidiaries in the Barrick group and will be used to finance a portion of the acquisition of Equinox Minerals Limited, including the payment of related fees and expenses. Alternatively, in the case of the 2014 Notes, all or a portion of the proceeds may be used for general corporate purposes.

The debt securities have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the debt securities, nor shall there be any sale of the debt securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACT:	MEDIA CONTACT:
Deni Nicoski	Andy Lloyd
Vice President,	Senior Manager,
Investor Relations	Communications
Tel: (416) 307-7410	Tel: (416) 307-7414
Email: dnicoski@barrick.com	Email: alloyd@barrick.com

BARRICK GOLD	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from Barrick’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD	2	PRESS RELEASE